UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number:  001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibits 1.1, 3.1, 3.2, 4.1, 5.1, and 8.1 of this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-218503).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2019	BROOKFIELD PROPERTY PARTNERS, L.P.
By its general partner, Brookfield Property Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1.1	Underwriting Agreement, dated March 14, 2019, among the underwriters named therein and Brookfield Property Partners L.P.

3.1	Second Amendment, dated March 21, 2019, to the Second Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P., dated August 8, 2013.

3.2	First Amendment, dated March 21, 2019, to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated February 20, 2019.

4.1	Form of 6.50% Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 Certificate.

5.1	Opinion of Appleby (Bermuda) Limited, dated March 21, 2019, relating to certain matters under the laws of Bermuda.

8.1	Opinion of Torys LLP, dated March 21, 2019, relating to tax matters.

23.1	Consent of Appleby (Bermuda) Limited (included as part of Exhibit 5.1).

23.2	Consent of Torys LLP (included as part of Exhibit 8.1).